Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months ended September 30, 2025

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2025

(Unaudited and Expressed in U.S. Dollars)

CONTENTS

CONSOLIDATED BALANCE SHEETS	2

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	4-6

CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	8-27

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash	$88,959,281	$33,101,294
Prepaid expenses and deposits	2,300,678	1,106,512
Amounts receivable (Note 4)	139,904	228,872

Total current assets	91,399,863	34,436,678

Non-current assets
Prepaid expenses	97,597	80,761
Property and equipment, net (Note 5)	682,835	357,893
Right-of-use asset, net (Note 6)	168,760	67,023

Total assets	$92,349,055	$34,942,355

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$3,734,890	$3,031,527
Lease liability – current portion (Note 9)	76,136	71,859

Total current liabilities	3,811,026	3,103,386

Non-current liabilities
Lease liability – non-current portion (Note 9)	94,467	—

Total liabilities	3,905,493	3,103,386

Shareholders’ equity
Preferred shares, without par value; unlimited shares authorized; issued and outstanding: 8,905,638 (December 31, 2024: 8,905,638 (Notes 12(c))	31,705,219	31,705,219
Common shares, without par value; unlimited shares authorized; issued and outstanding: 50,598,331 (December 31, 2024 - 35,641,603 (Note 12(b))	191,017,262	116,360,066
Additional paid-in capital (Notes 12(b), 12(d)(iii) and 12(e))	23,471,064	20,503,904
Deficit	(152,868,722)	(131,003,831)
Accumulated other comprehensive loss	(3,296,002)	(4,160,555)

Equity attributable to the owners of the Company	90,028,821	33,404,803
Non-controlling interest	(1,585,259)	(1,565,834)

Total shareholders’ equity	88,443,562	31,838,969

Total liabilities and shareholders’ equity	$92,349,055	$34,942,355

Nature of business and going concern (Note 1)

Commitments (Note 15)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Expenses
General and administrative (Note 13)	$2,465,378	$2,223,356	$8,807,256	$7,324,505
Research and development (Note 14)	4,417,722	4,049,865	13,464,163	12,197,293

Total expenses	6,883,100	6,273,221	22,271,419	19,521,798
Other income/(expenses)
Interest income	180,185	304,342	745,595	941,937
Interest expense (Note 18)	—	(451)	—	(603,436)
Gain/(loss) on sale of equipment (Note 5)	—	—	(1,075)	11,368
Foreign exchange gain/(loss)	332,934	(21,990)	(349,665)	(240,759)
Change in fair value of financial instruments (Note 11)	—	—	—	1,200,541

Total other income/(expense)	513,119	281,901	394,855	1,309,651

Net loss before tax expense	(6,369,981)	(5,991,320)	(21,876,564)	(18,212,147)
Tax recovery/(expense)	623	—	(7,752)	—

Net loss for the period	$(6,369,358)	$(5,991,320)	$(21,884,316)	$(18,212,147)

Loss attributable to:
Owners of the Company	$(6,361,367)	$(5,943,325)	$(21,864,891)	$(17,993,579)
Non-controlling interest	(7,991)	(47,995)	(19,425)	(218,568)

	(6,369,358)	(5,991,320)	(21,884,316)	(18,212,147)
Foreign currency translation adjustment	(508,633)	124,431	864,553	(88,167)

Comprehensive loss for the period	$(6,877,991)	$(5,866,889)	$(21,019,763)	$(18,300,314)

Loss per share – basic and diluted (Owners of the Company (Note 12(g))	$(0.19)	$(0.17)	$(0.66)	$(0.54)

Weighted average shares outstanding – basic and diluted	36,915,009	35,622,553	36,175,714	33,360,867

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total-Shareholders’ Equity
Balance, December 31, 2023	—	$—	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326
Non-brokered private placement, net of transaction costs (Note 12(b)(iii))	—	—	8,260,435	22,853,391	—	—	—	—	22,853,391
Share-based payments (Note 12(d)(iii))	—	—	—	—	213,130	—	—	—	213,130
Redemption of warrants (Notes 12(b)(i) and 12(e))	—	—	79,943	551,246	(214,062)	—	—	—	337,184
Redemption of options (Notes 12(b)(ii) and 12(d))	—	—	10	23	(9)	—	—	—	14
Net loss for the period	—	—	—	—	—	(6,043,038)	—	(113,895)	(6,156,933)
Foreign currency translation adjustment	—	—	—	—	—	—	(32,392)	—	(32,392)

Balance, March 31, 2024	—	$—	35,622,553	$116,318,245	$17,509,528	$(111,544,333)	$(2,738,944)	$(1,437,776)	$18,106,720
Share-based payments (Note 12(d)(iii))	—	—	—	—	1,474,920	—	—	—	1,474,920
Net loss for the period	—	—	—	—	—	(6,007,216)	—	(56,678)	(6,063,894)
Foreign currency translation adjustment	—	—	—	—	—	—	(180,206)	—	(180,206)

Balance, June 30, 2024	—	$—	35,622,553	$116,318,245	$18,984,448	$(117,551,549)	$(2,919,150)	$(1,494,454)	$13,337,540
Share-based payments (Note 12(d)(iii))	—	—	—	—	507,246	—	—	—	507,246
Net loss for the period	—	—	—	—	—	(5,943,325)	—	(47,995)	(5,991,320)
Foreign currency translation adjustment	—	—	—	—	—	—	124,431	—	124,431

Balance, September 30, 2024	—	$—	35,622,553	$116,318,245	$19,491,694	$(123,494,874)	$(2,794,719)	$(1,542,449)	$7,977,897

The accompanying notes are an integral part of these consolidated financial statements

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total-Shareholders’ Equity
Balance, December 31, 2024	8,905,638	$31,705,219	35,641,603	$116,360,066	$20,503,904	$(131,003,831)	$(4,160,555)	$(1,565,834)	$31,838,969
Share-based payments (Note 12(d)(iii))	—	—	—	—	1,493,407	—	—	—	1,493,407
Redemption of warrants (Notes 12(b)(iv) and 12(e))	—	—	200,000	458,047	(41,641)	—	—	—	416,406
Redemption of options (Notes 12(b)(v) and 12(d)(iii))	—	—	7,750	22,175	(8,658)	—	—	—	13,517
Net loss for the period	—	—	—	—	—	(6,762,608)	—	(4,667)	(6,767,275)
Foreign currency translation adjustment	—	—	—	—	—	—	38,164	—	38,164

Balance, March 31, 2025	8,905,638	$31,705,219	35,849,353	$116,840,288	$21,947,012	$(137,766,439)	$(4,122,391)	$(1,570,501)	$27,033,188

Share-based payments (Note 12(d))	—	—	—	—	1,117,248	—	—	—	1,117,248
Redemption of warrants (Notes 12(b)(iv) and 12(e))	—	—	100,000	239,200	(21,745)	—	—	—	217,455
Redemption of options (Notes 12(b)(v) and 12(d)(iii))	—	—	10,215	37,294	(14,971)	—	—	—	22,323
Net loss for the period	—	—	—	—	—	(8,740,916)	—	(6,767)	(8,747,683)
Foreign currency translation adjustment	—	—	—	—	—	—	1,335,022	—	1,335,022

Balance, June 30, 2025	8,905,638	$31,705,219	35,959,568	$117,116,782	$23,027,544	$(146,507,355)	$(2,787,369)	$(1,577,268)	$20,977,553

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total-Shareholders’ Equity
Balance, June 30, 2025	8,905,638	$31,705,219	35,959,568	$117,116,782	$23,027,544	$(146,507,355)	$(2,787,369)	$(1,577,268)	$20,977,553
Common shares issued during financing (Note 12(b)(vi))	—	—	14,636,363	73,891,109	—	—	—	—	73,891,109
Share-based payments (Note 12(d))	—	—	—	—	446,106	—	—	—	446,106
Redemption of warrants (Notes 12(b)(iv) and 12(e))	—	—	1,400	3,343	(304)	—	—	—	3,039
Redemption of options (Notes 12(b)(v) and 12(d)(iii))	—	—	1,000	6,028	(2,282)	—	—	—	3,746
Net loss for the period	—	—	—	—	—	(6,361,367)	—	(7,991)	(6,369,358)
Foreign currency translation adjustment	—	—	—	—	—	—	(508,633)	—	(508,633)

Balance, September 30, 2025	8,905,638	$31,705,219	50,598,331	$191,017,262	$23,471,064	$(152,868,722)	$(3,296,002)	$(1,585,259)	$88,443,562

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and Expressed in U.S. Dollars)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,884,316)	$(18,212,147)
Cash flows from operating activities
Accrued interest on convertible debt, net of interest paid (Note 11)	—	241,597
Depreciation (Note 5 and 6)	164,911	117,207
Interest – lease liability	4,358	5,172
Loss (gain) on sale of equipment (Note 5)	1,075	(11,368)
Share-based payments (Note 12(d)(iii))	3,056,761	2,195,296
Change in fair value of financial instruments (Note 11)	—	(1,200,541)
Lease payments (Note 9)	(62,714)	(48,354)
Unrealized foreign exchange (gain) loss	377,152	224,381
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	597,861	(1,585,694)
Prepaid expenses	(1,176,787)	(829,014)
Payable to Auritec (Note 10)	—	(5,000,000)
Amounts receivable	96,818	81,304

Cash used in operating activities	(18,824,881)	(24,022,161)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment (Note 5)	(395,646)	(59,912)
Proceeds from sale of equipment	—	28,510

Cash provided used in investing activities	(395,646)	(31,402)
CASH FLOWS FROM FINANCING ACTIVITIES
Public offering (net of transaction costs) (Note 12(b)(vi) and Note 12(b)(iii))	73,891,109	22,853,391
Redemption of warrants (Note 12(e))	636,900	337,184
Redemption of options (Note 12 (d)(iii))	39,586	14
Repayment of loans (Note 8)	—	(62,651)
Repayment of convertible debt (Note 11)	—	(9,074,813)

Cash provided by financing activities	74,567,595	14,053,125

Increase/(decrease) in cash and cash equivalents	55,347,068	(10,000,438)
Foreign exchange effect on cash and cash equivalents	510,919	(679,522)
Cash, beginning of period	33,101,294	19,341,756

Cash, end of period	$88,959,281	$8,661,796

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

1.	NATURE OF BUSINESS AND GOING CONCERN

Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.

On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.

On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.

The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.

These unaudited interim consolidated financial statements of the Company have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2025, the Company had cash of $88,959,281. The Company has not yet generated revenue from operations. The Company incurred a net loss of $21,884,316 during the nine months ended September 30, 2025, and as of that date, the Company’s accumulated deficit was $152,868,722. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

The Company will periodically have to raise funds to continue operations and recently raised net proceeds of $73,891,109 through a public offering of 14,636,363 common shares on September 24, 2025. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing geopolitical uncertainty affecting the global capital markets. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These unaudited interim consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these consolidated financial statements do not include all the information and footnotes required for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2024 included in the Company’s 2024 40-F filed with SEC and on SEDAR+ on March 21, 2025.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the nine months ended September 30, 2025, and 2024 are not necessarily indicative of results that can be expected for a full year. These unaudited interim consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company included in the Company’s 2024 Form 40-F for the year ended December 31, 2024 filed with SEC and on SEDAR+ on March 21, 2025.

3.	UPCOMING ACCOUNTING STANDARDS AND INTERPRETATIONS

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in the consolidated financial statements as a result of future adoption.

4.	AMOUNTS RECEIVABLE

	September 30, 2025	December 31, 2024
GST/HST recoverable	$139,904	$82,097
Other refundable tax credits(1)	—	146,775

Total	$139,904	$228,872

(1)	Other refundable tax credits represent tax incentives for R&D costs incurred by Eupraxia Australia (Note 14 – Research and Development Expenses).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost
As at January 1, 2024	$85,625	$67,996	$128,767	$525,264	$807,652
Additions	13,953	5,701	—	104,819	124,473
Disposals	(13,219)	(7,890)	—	(15,473)	(36,582)
Foreign currency adjustments	(7,122)	(5,438)	(10,408)	(54,992)	(77,960)

As at December 31, 2024	79,237	60,369	118,359	559,618	817,583
Additions	82,254	5,703	3,535	329,731	421,223
Disposals	—	(1,192)	—	—	(1,192)
Foreign currency adjustments	2,435	1,987	3,957	21,711	30,090

As at September 30, 2025	163,926	66,867	125,851	911,060	1,267,704

Accumulated Depreciation
As at January 1, 2024	56,181	49,667	115,816	176,401	398,065
Depreciation	12,668	6,349	8,148	86,867	114,032
Disposals	(7,774)	(5,698)	—	(12,653)	(26,125)
Foreign currency adjustments	(4,895)	(4,058)	(9,787)	(7,542)	(26,282)

As at December 31, 2024	56,180	46,260	114,177	243,073	459,690
Depreciation	21,187	2,334	3,124	83,039	109,684
Disposals	—	(117)	—	—	(117)
Foreign currency adjustments	1,804	1,557	3,861	8,390	15,612

As at September 30, 2025	79,171	50,034	121,162	334,502	584,869

Net Book Value
As at December 31, 2024	$23,057	$14,109	$4,182	$316,545	$357,893

As at September 30, 2025	$84,755	$16,833	$4,689	$576,558	$682,835

During the three months ended September 30, 2025 and 2024, depreciation expense of $44,511 and $24,908, respectively, was recognized with $4,567 included in general and administrative and $39,944 included in research and development ($2,440 and $22,468 for general and administrative, and research and development in 2024, respectively). During the nine months ended September 30, 2025 and 2024, depreciation expense of $109,684 and $74,010, respectively, was recognized with $9,756 included in general and administrative and $99,928 included in research and development ($13,878 and $60,132 for general and administrative, and research and development in 2024, respectively).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

6.	RIGHT-OF-USE ASSET

On July 23, 2025, the Company extended the lease of the office space until November 30, 2026 (with the option to extend to an additional year). The lease extension increased the right-of-use asset by $158,508. The following table presents details of movement in the carrying value of the right-of-use asset:

	September 30, 2025	December 31, 2024
Balance, beginning	$67,023	$46,660
Depreciation	(55,227)	(57,687)
Lease extension	158,508	78,580
Foreign exchange	(1,544)	(530)

Balance, ending	$168,760	$67,023

During the three months ended September 30, 2025 and 2024, depreciation expense of $18,482 and $12,851 respectively, was recognized with $6,914 included in general and administrative and $11,568 included in research and development in 2025 ($4,706 and $8,145 for general and administrative, and research and development in 2024, respectively). During the nine months ended September 30, 2025 and 2024, depreciation expense of $55,227 and $43,197 respectively, was recognized with $20,246 included in general and administrative and $34,981 included in research and development in 2025 ($15,436 and $27,761 for general and administrative, and research and development in 2024, respectively).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Research and development	$1,823,966	$573,465
General and administrative	1,882,785	943,376
Wages and payroll remittances	28,139	20,705
Employee bonus payable	—	1,493,981

Total	$3,734,890	$3,031,527

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

8.	LOANS PAYABLE

On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note 5 – Property and Equipment).

The Loan Agreement has a term of 36 months commencing September 13, 2021. The Loan Agreement accrues interest at 5.84% per annum with monthly payments (principal and interest) being made on the 1st of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased.

Below is a breakdown of loan balance as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Balance, beginning	$—	$62,709
Loan repayment	—	(62,651)
Foreign exchange adjustment	—	(58)

Balance, ending	$—	$—

9.	LEASE LIABILITY

The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space). As previously highlighted, the Company extended the term of the lease for 12 months. The lease expires on November 30, 2026 with the option of the Company to extend the term for an additional 12 months.

The cost components of the operating lease were as follows for the periods ended September 30, 2025 and 2024:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Lease Cost
Operating lease expense	$21,226	$16,072	$62,714	$48,363
Variable lease expense	18,129	17,858	53,567	53,724
Lease term and Discount Rate
Weighted average remaining lease term (years)	1.17	1.17	1.17	1.17
Weighted average discount rate	6.05%	9.02%	6.05%	9.02%

Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

9.	LEASE LIABILITY (continued)

The Company’s future minimum lease payments as of September 30, 2025 are as follows:

Total undiscounted future minimum lease payments	$181,986
Less: imputed interest	(11,383)

Present value of lease liabilities at September 30, 2025	$170,603
Current Portion	76,136

Non-current portion	$94,467

During the three months ended September 30, 2025, the Company subleased approximately 616 square feet office space with amounts totaling $7,119 for the three months ended September 30, 2025 ($6,189 – three months ended September 30, 2024) being recorded as a reduction to general and administrative expenses. During the nine months ended September 30, 2025, the subleased amounts totaling $21,038 for the nine months ended September 30, 2025 ($18,403 – nine months ended September 30, 2024) being recorded as a reduction to general and administrative expenses.

10.	AURITEC LICENSE AGREEMENT

Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”) entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).

Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

10.	AURITEC LICENSE AGREEMENT (continued)

The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study.

Milestone Event	Milestone Payment
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$25,000,000

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, we may immediately terminate the Amended and Restated License Agreement.

11.	CONVERTIBLE DEBT

a)	Silicon Valley Bank

On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with SVB and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

11.	CONVERTIBLE DEBT (continued)

a)	Silicon Valley Bank (continued)

The Debt Agreement had a term of 36 months (or 48 months at SVB’s election) and accrued interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrued interest at a rate of 7% per annum, which was partially settled at maturity. During the nine months ended September 30, 2024, the Canadian prime rate ranged from 6.45% - 7.20%.

On June 21, 2024, the loan under the Debt Agreement matured and a portion of the balance of $4,494,795 (CDN$6,161,016) was paid to SVB representing principal and interest. On September 11, 2024, the remaining balance of $4,580,018 (CDN$6,204,092) was paid to SVB representing the remaining principal and interest. This payment extinguished the liability the Company had with SVB. The convertible debt balance is comprised of the following:

Balance - December 31, 2023	$10,336,003
Accrued interest	320,318
Interest paid	(161,375)
Change in fair value	(770,042)
Foreign exchange	(247,200)

Balance - March 31, 2024	$9,477,704
Accrued interest	281,319
Interest paid	(198,665)
Change in fair value	(430,499)
Loan repayment	(9,074,813)
Foreign exchange	(55,046)

Balance – December 31, 2024	$—

b)	Yabema Capital Limited

On August 1, 2024, the Company entered into a new CDN$12 million convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) made available for drawdown an aggregate amount of CDN$12 million for a period of 120 days following entry into the agreement. The Convertible Debt Facility was to mature 24 months from August 1, 2024 (the closing date) and could be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing was at the discretion of Eupraxia and was subject to the full and final release of the Debt Agreement. Commitment fees of $355,582 (CDN$480,000) were incurred by the Company.

The aggregate unpaid principal amount and any accrued and unpaid interest thereon would be convertible at the discretion of the lenders into Eupraxia common shares at a conversion price equal to CDN$4.84375 per common share.

The Company granted the Lenders a security interest in all of its assets, excluding its patents and other intellectual property. As a result of the closing of the Convertible Preferred Share Offering, on October 31, 2024 (see Note 12 – Convertible Preferred Shares), the Company entered into a Termination and Release Agreement (the “Termination Agreement”) with the Lenders to terminate the Convertible Debt Facility and discharge all security interests.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value.

b)	Issued (Common Shares)

Capital transactions which took place during the year ended December 31, 2024 are as follows:

i)

During the year ended December 31, 2024, 80,243 common shares were issued on the exercise of warrants for gross proceeds of $337,816. The weighted average market share price during the period in which these warrants were exercised was CDN$5.50. On exercise, $214,125 was transferred from additional paid-in capital to share capital.

ii)

During the year ended December 31, 2024, 18,760 common shares were issued on the exercise of options for gross proceeds of $25,245. The weighted average market share price during the period in which these options were exercised was CDN$4.71. On exercise, $15,904 was transferred from additional paid-in capital to share capital.

iii)

On March 15, 2024, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 8,260,435 common shares at a price of CDN$4.10 for aggregate gross proceeds of $25,026,073, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.

Capital transactions which took place during the nine months ended September 30, 2025 as follows:

iv)

During the nine months ended September 30, 2025, 301,400 common shares were issued on the exercise of warrants for gross proceeds of $636,900. On exercise, $63,690 was transferred from additional paid-in capital to share capital.

v)

During the nine months ended September 30, 2025, 18,965 common shares were issued on the exercise of options for gross proceeds of $39,586. On exercise, $25,911 was transferred from additional paid-in capital to share capital.

vi)

On September 24, 2025 the Company closed a public offering (the “Public Offering”). Pursuant to the Public Offering, the Company issued 14,636,363 common shares at a price of $5.50 for aggregate gross proceeds of $80,499,997, which includes the issuance of 1,909,090 common shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Public Offering, the Company paid the Underwriter a cash commission of $5,635,000 (equal to 7% of the gross proceeds raised under the Public Offering) in addition to $200,000 in legal and agents’ expenses. The Company incurred an additional $773,888 in share issuance costs associated with the Public Offering.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Issued (Preferred Shares)

On October 31, 2024, the Company issued convertible preferred shares in a non-brokered private placement (the “Private Placement”). Pursuant to the Convertible Preferred Share Offering, the Company issued 8,905,638 convertible preferred shares (the “Preferred Shares”) at a price of CDN$5.00 for aggregate gross proceeds of $31,997,837 (CDN$44,528,190).

The Company paid $242,116 (CDN$336,928) in legal expenses and an additional $50,502 ($70,279) in listing fees were paid in association with the Preferred Share Offering. Each Preferred Share is convertible at the option of the holder at any time into one common share without additional consideration.

The Preferred Shares would also mandatorily convert into common shares on a one-to-one basis, without additional consideration, upon the earliest of: (i) the common shares of the Company trade at a price of CDN$15.00 per common share on the Toronto Stock Exchange or the Nasdaq Stock Market LLC based on an average daily trading volume of at least 50,000 common shares during the rolling six-month period, or (ii) the holders of the Preferred Shares representing 75% of the outstanding Preferred Shares vote or consent to convert all outstanding Preferred Shares, in the event a liquidating event such as an amalgamation, arrangement, merger, reorganization or similar transaction occurs, provided that the conversion ratio will not be adjusted unless the Company receives all necessary TSX and shareholder approvals.

The Preferred Shares have a redemption feature that is subject to the occurrence of certain events, all of which are in the control of the Company. Accordingly, the Preferred Shares are classified as permanent equity.

The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding. The Preferred Shares were not issued at a discount, so the impact of this feature is limited to the amounts allocable to common shareholders in calculating earnings per share.

d)	Omnibus Incentive Plan

The 2025 Omnibus Incentive Plan (the “Omnibus Plan”), initially approved by the Board of Directors on February 17, 2025 (later amended on April 25, 2025) was ratified by Shareholders on June 2, 2025. The Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, other stock-based awards and cash-based awards (each an “Award” and collectively, the “Awards”) at the discretion of the Board of Directors. The number of Common Shares available for issuance under the Omnibus Plan is a rolling maximum number equal to 18.5% of the issued and outstanding Common Shares. The Omnibus Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares increases.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

i)	Options

Options granted under the Omnibus Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month period in three equal instalments on an annual basis.

ii)	Option Re-Pricing

On April 25, 2025, the Board approved (with Shareholders ratifying on June 2, 2025) the repricing of certain options totaling 258,450 (vested and unvested) with exercise prices ranging from CDN$6.75 to CDN$8.00 were repriced to CDN$5.05. All other terms of these stock option grants were unchanged. As a result of this repricing, the Company recognized additional share-based payments of $112,804 during the nine months ended September 30, 2025.

iii)	Outstanding Options

The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2023	3,518,250	6.27
Exercised	(18,760)	1.90
Cancelled	(220,500)	5.15
Granted	2,028,880	4.10

Outstanding, December 31, 2024	5,307,870	5.50
Exercised	(18,965)	2.91
Cancelled	(703,750)	7.14
Expired	(181,250)	8.00
Granted	1,462,250	5.20

Outstanding, September 30, 2025	5,866,155	$5.04

Share-based payments for the three months ended September 30, 2025, was $446,106 (2024 - $507,246) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

Share-based payments for the nine months ended September 30, 2025, was $3,056,761 (2024 - $2,195,296) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12)	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

iii)	Outstanding Options (continued)

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (years)
Nov 2, 2015	95,000	95,000	$8.00	Nov 2, 2025	0.09
Mar 5, 2018(1)	46,250	46,250	$5.05	March 5, 2028	2.43
Mar 5, 2018	293,500	293,500	$8.00	Mar 5, 2028	2.43
Mar 9, 2021(1)	135,000	135,000	$5.05	Mar 9, 2031	5.44
Mar 9, 2021	521,250	521,250	$8.00	Mar 9, 2031	5.44
May 3, 2021	257,000	257,000	$8.00	May 3, 2031	5.59
Dec 9, 2021	60,000	60,000	$2.02	Dec 9, 2031	6.20
Mar 31, 2022	349,990	349,990	$1.90	Mar 31, 2032	6.51
Dec 9, 2022	734,300	574,475	$3.85	Dec 9, 2032	7.20
May 18, 2023	180,000	135,000	$6.84	May 18, 2033	7.64
May 30, 2023(1)	17,200	12,900	$5.05	May 30, 2033	7.67
Sep 27, 2023(1)	60,000	45,000	$5.05	Sep 27, 2033	8.00
May 13, 2024	1,448,415	922,975	$3.96	May 13, 2034	8.62
May 28, 2024	50,000	50,000	$3.82	May 28, 2034	8.66
August 9, 2024	70,000	35,000	$3.48	Aug 9, 2034	8.86
December 10, 2024	90,000	90,000	$4.66	December 10, 2034	9.20
March 25, 2025	1,147,000	526,750	$5.14	March 25, 2035	9.49
May 13, 2025	311,250	213,750	$5.42	May 13, 2035	9.62

	5,866,155	4,363,840	$5.04		7.50

(1)	Options were repriced to $5.05 effective June 2, 2025 (see Note 12(d)(ii) above for further details).

As of September 30, 2025, the unrecognized stock-based compensation expense related to the non-vested stock options was $1,780,823, which is expected to be recognized over a weighted-average period of 2.18 years.

Options granted during the nine months ended	September 30, 2025	September 30, 2024
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Weighted average annual volatility	72.23%	78.92%
Weighted average risk-free interest rate	2.81%	3.70%
Weighted average expected option life	5.49 years	5.56 years
Weighted average share price (CDN$)	$5.18	$3.93
Weighted average exercise price (CDN$)	$5.20	$3.93
Weighted average fair value of options granted (CDN$)	$2.55	$2.68

iv)	Other Performance Awards

As of September 30, 2025, there were no other performance-based awards granted and outstanding.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Warrants

The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2023	9,119,330	$5.49
Exercised	(80,243)	5.61
Expired	(231,110)	5.88

Outstanding December 31, 2024	8,807,977	$5.48
Exercised	(301,400)	3.00

Outstanding September 30, 2025	8,506,577	$5.56

As at September 30, 2025, the following warrants were outstanding:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after related party ceases to be a Director/ Officer or consultant	$0.7572	N/A	380,921
120 days after related party ceases to be a Director/ Officer or consultant(1)	0.4984	N/A	315,500
March 9, 2026	11.20	0.44	2,826,024
April 20, 2026	3.00	0.55	4,894,850
April 20, 2026	2.05	0.55	50,054
April 29, 2026	11.20	0.58	39,228

	$5.56		8,506,577

(1)

Represents unit purchase to acquire 315,500 units consisting of one Common Share and one additional warrant at an exercise price of $0.75CDN. These underlying warrants expire two years from the date of exercise of the primary warrant.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

f)	Class B Non-Voting shares

On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.

Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

g)	Earnings (loss) per Share

As a result of the Preferred Shares being classified as increasing rate preferred stock with dividends not being declared until the third anniversary of closing of the Private Placement, the Company has calculated an implied dividend in determining the loss attributable to common shareholders. The impact on loss per share on the Consolidated Statements of Operations and Comprehensive Loss is as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Loss attributable to the Owners of the Company	(6,361,367)	(5,943,325)	(21,864,891)	(17,993,579)
Less: implied dividend on Preferred Shares	646,601	—	1,910,541	—

Adjusted Loss attributable to the Owners of the Company	(7,007,968)	(5,943,325)	(23,775,432)	(17,993,579)
Weighted average shares outstanding - basic and diluted	36,915,009	35,622,553	36,175,714	33,360,867

Loss per Share - Basic and Diluted (Owners of the Company)	(0.19)	(0.17)	(0.66)	(0.54)

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Office expenses	$316,848	$110,236	$765,769	$316,215
Insurance	247,050	291,938	740,572	677,975
Travel	93,003	29,955	335,453	250,646
Professional fees	463,855	507,841	1,542,381	1,864,993
Public company costs	365,146	475,254	1,129,992	1,270,454
Salaries and benefits	754,124	556,655	2,199,194	1,624,801
Share based payments (Note 12(d)(iii))	225,352	251,477	2,093,895	1,319,421

Total expenses during the period	$2,465,378	$2,223,356	$8,807,256	$7,324,505

14.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Preclinical	$922,982	$723,810	$2,257,337	$1,690,099
Clinical	1,048,758	223,309	2,948,359	1,590,668
Manufacturing & analytical	772,035	1,778,981	3,194,391	4,729,819
Regulatory	12,217	62,050	24,258	152,626

Direct research and development	2,755,992	2,788,150	8,424,345	8,163,212
Other research and development	404,422	142,441	1,149,359	516,614
Salaries and benefits	1,036,554	863,505	2,958,301	2,641,592
Share based payments (Note 12(d)(iii))	220,754	255,769	962,866	875,875
R&D Tax Incentive	—	—	(30,708)	—

Total expenses during the period	$4,417,722	$4,049,865	$13,464,163	$12,197,293

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

15.	COMMITMENTS AND CONTINGENCIES

i.

As previously mentioned in Note 9 – Lease Liability, the Company had entered into a lease extension on May 13, 2024. On July 15, 2025, a second lease extension was signed whereby the Company renewed its lease for its Victoria, BC facility for an additional twelve months commencing December 1, 2025 and ending November 30, 2026. The total variable lease expenses for the remaining term of the lease is anticipated to be $81,952. This amount is subject to adjustment at the end of each lease year based on actual costs incurred and does not reflect the impact of the additional twelve-month renewal that would commence December 1, 2026.

On March 31, 2025, the Company entered into a short-term lease agreement for its research and development laboratory located in Vancouver, BC. The lease is for a period of eleven months, expiring on February 28, 2026. The total rent for the remaining term of the lease (inclusive of base rent and additional rent costs) is anticipated to be $85,883.

ii.

The Company may be required to make milestone, royalty, and other research and development funding payments under agreements with third parties (see Note 10 – Auritec License Agreement). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued these payments as at September 30, 2025 due to the uncertainty over whether these milestones will be achieved.

iii.

Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of September 30, 2025, there have been no cancellation of contracts that would trigger a cancellation fee. As of September 30, 2024, the Company did cancel a contract with one of its vendors which triggered a cancellation fee of $87,598 which was expensed during the nine months ended September 30, 2024.

iv.

The Company has entered into service agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and the Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

16.	SEGMENTED INFORMATION

The Company operates as a single reportable segment with the CODM being the Company’s Chief Executive Officer who manages the Company’s operations on a consolidated basis. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

As the Company does not currently generate revenue, the CODM assesses Company performance through the achievement of pre-clinical and clinical research goals while evaluating the Company’s performance and allocates resources to the operations of the Company on a total company basis. This enables the CEO to assess the overall level of resources available and how to best deploy these resources.

The CODM uses net loss to monitor budget versus actual results and to analyze cash flows in assessing performance of the segment and allocating resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in Canada.

The following table presents information about significant segment expenses and segment loss:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Direct external research and development costs:
EP-104IAR	$47,689	$359,449	$107,699	$2,943,945
EP-104GI	1,785,321	1,704,891	6,060,242	3,529,631
Preclinical	922,982	723,810	2,257,337	1,689,637
Salaries and benefits	1,790,678	1,420,160	5,157,495	4,266,393
Share based payments	446,106	507,246	3,056,761	2,195,295
Other Research and Development expenses	404,422	142,441	1,117,718	516,614
Other General and Administrative expenses	1,485,902	1,415,224	4,514,167	4,380,283

Total segment expenses	6,883,100	6,273,221	22,271,419	19,521,798
Reconciling items:
Interest income	180,185	304,342	745,595	941,937
Interest expense	—	(451)	—	(603,436)
Gain/(loss) on sale of equipment	—	—	(1,075)	11,368
Foreign exchange gain/(loss)	332,934	(21,990)	(349,665)	(240,759)
Change in fair value of financial instruments	—	—	—	1,200,541
Tax recovery/(expense)	623	—	(7,752)	—

Net loss for the period	$(6,369,358)	$(5,991,320)	$(21,884,316)	$(18,212,147)

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments for the current and comparative periods consist of cash, amounts receivable, accounts payable and accrued liabilities.

There were no changes to the Company’s risk exposures or management of risks during the three and nine months ended September 30, 2025. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash, being its primary exposure to credit risk, is held with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to the extent possible to meet liabilities when due. As at September 30, 2025, the Company had cash of $88,959,281 (2024 - $33,101,294) in addition to current liabilities of $3,811,026 (2024 - $3,103,386), and amounts receivable of $139,904 (2024 – $228,872). Management is currently working on certain strategic alternatives including, but not limited to raising additional capital. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it does purchase US dollars to cover anticipated costs that will be denominated in US dollars.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS (continued)

Currency risk (continued)

At September 30, 2025, the Company held cash of $83,519,651 (2024 – $3,740,799) and had accounts payable and accrued liabilities of $1,092,840 (2024 – $376,541) denominated in US dollars which were translated to Canadian dollars at 1.3921 (2024 – 1.4389). The impact of a 10% change in the exchange rates would have an impact of approximately $8,242,681 (2024 – $336,426) on profit or loss. The Company held cash of $2,038,887 (2024 - $149,736), accounts payable and accrued liabilities of $617,217 (2024 - $120,361) and had $78,149 in accounts receivable (2024 - $258,074) denominated in Australian Dollars which were translated into Canadian Dollars at 0.9151 (2024 – 0.8915). The impact of a 10% change in the exchange rate would have an impact of approximately $98,591 (2024 - $17,810) on profit or loss. The Company also has accounts payable in Great British pounds, Euros, and New Zealand dollars. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities. The carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities with cash classified as Level 1 while amounts receivable, accounts payable and accrued liabilities are classified as Level 2.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	September 30, 2025	December 31, 2024
Cash	$88,959,281	$33,101,294
Amounts receivable	$139,904	$228,872
Accounts payable and accrued liabilities	$3,734,890	$3,031,527

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, unless otherwise stated)

18.	INTEREST EXPENSE

Interest expense is comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Interest on SVB debt facility (Note 11)	$—	$—	$—	$601,637
Other interest and accretion	—	451	—	1,799

Total	$—	$451	$—	$603,436

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company paid interest of $nil during the nine months ended September 30, 2025 (2024 - $393,637).

Company received interest of $763,107 during the nine months ended September 30, 2025 (2024 - $941,898).

The Company had non-cash transactions for the nine months ended September 30, 2025:

•	Entered into a second lease extension for its Victoria, BC office space and recognized an additional $158,508 in right-of-use asset and lease liability (see Note 6 – ROU Asset).

•	Purchased $25,415 of lab equipment, leasehold improvements, and computers which were not paid until subsequent to September 30, 2025.

The Company had the following non-cash transactions for the nine months ended September 30, 2024:

•	Entered into a lease extension for its Victoria, BC office space and recognized an additional $78,580 in right-of-use asset and lease liability (see Note 6 – ROU Asset).